Exhibit 1.01

TESSCO Technologies Incorporation

Conflict Minerals Report

For the Year Ended December 31, 2015

TESSCO Technologies Incorporated, a Delaware corporation (TESSCO, we, or the Company), architects and delivers innovative product and value chain solutions, and supplies products, to support wireless broadband systems. The Company provides marketing and sales services, knowledge and supply chain management, product-solution delivery and control systems, utilizing extensive Internet and information technology.

This is the Conflict Minerals Report for TESSCO for calendar year 2015, filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”).  Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products containing conflict minerals necessary to the functionality or production of the products.  “Conflict minerals” are defined as gold, columbite-tantalite (coltan), cassiterite, wolframite, tantalum, tin, and tungsten.

Overview of Conflict Minerals Program and Reasonable Country of Origin Inquiry

TESSCO’s Conflict Minerals Program is designed to facilitate compliance with Dodd-Frank Section 1502 and Rule 13p-1. We reviewed our product offerings and concluded that only certain products in our Ventev® product line contain conflict minerals that are necessary to the functionality or production of the product and are subject to Rule 13p-1.  These Ventev® products include products contracted by us to be manufactured by others, and products assembled by TESSCO, referred to as “integrated” products.  An evaluation of these products was performed in order to determine the risk that they included conflict minerals that directly or indirectly financed or benefitted armed groups in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).  Based on this evaluation, the products that could contain conflict minerals, and which were not generic in nature, were determined to be, and are referred to as, “in-scope” for purposes of the Conflict Minerals Program.

Representatives from our Finance, Ventev® and Global Manufacture Supply Chain teams participate in the Conflict Minerals Program and support compliance. Our Conflict Minerals Policy is aimed at reducing the risk of using in our contracted to manufacture or assembled products any conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries.  The Conflict Minerals Policy statement can be found at: http://phx.corporate-ir.net/phoenix.zhtml?c=85842&p=irol-conflictmineralspolicy.  The content of any website referred to in this Conflict Minerals Report is included for general information only and is not incorporated by reference herein.

TESSCO conducted in good faith a reasonable country of origin inquiry (RCOI), which was designed to determine whether any of the conflict minerals contained in in-scope Ventev® products originated in the Covered Countries or came from recycled or scrap sources.  TESSCO surveyed more than 50 contracted manufacturers and integrated parts suppliers that contributed to in-scope Ventev® products manufactured for or supplied to TESSCO during 2015. The terms “manufacturer” and “supplier” are used interchangeably herein to refer to both contracted manufacturers and integrated parts suppliers. All such manufacturers were requested to complete and return a conflict minerals reporting questionnaire. We provided information and assistance to suppliers about the specifics of Rule 13p-1 and the information requested by the questionnaire. Responses from suppliers were evaluated for red flags, defined as the following: incomplete questionnaire; inconsistent questionnaire responses; conflict minerals identified as being sourced from the Covered Countries; non-responsiveness; and undeterminable conflict mineral sourcing.

The Company’s Corrective Action Plan was utilized when a conflict minerals reporting questionnaire response revealed a red flag. The Corrective Action Plan focused on communicating with the manufacturer to address the identified red flag issues and on providing training and reference materials, including website links to appropriate educational information, and guidance to the manufacturer to assist in the completion of the conflict minerals reporting questionnaire.  Much of the information provided to manufacturers highlighted the importance of achieving a conflict free supply chain and adopting a mutually sustainable compliance program. TESSCO instituted corrective measures in accordance with the Corrective Action Plan for all suppliers whose responses revealed a red flag. In addition, TESSCO encouraged suppliers to adopt a conflict free supply chain and informed them that failure to provide a completed conflict minerals reporting questionnaire could affect TESSCO’s future sourcing decisions.

TESSCO undertook additional due diligence measures, as described below, with regard to the smelters and refiners identified in RCOI responses as potential sources of conflict minerals used in in-scope Ventev® products.

Ventev® Product Line Overview

The in-scope Ventev® products that required due diligence on the source and chain of custody of conflict minerals were base station infrastructure products used to build, repair and upgrade wireless communications and wireless mobility products used to power and connect mobile devices.  The base station infrastructure products included antennas, cables, lightning protective devices, connectors, power systems and miscellaneous hardware.  The wireless mobility products included wall and car chargers, portable battery chargers, and charge/synch cables. These products were either manufactured on behalf of TESSCO or purchased from suppliers and assembled by TESSCO.  As such, we have limited influence over the manufacturing process of these products and must rely on the information provided to us by our suppliers in identifying the source and chain of custody of any conflict minerals contained in these products.

Design of Due Diligence

TESSCO’s due diligence design conforms to the measures prescribed by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on tantalum, tin, tungsten and gold, an internationally recognized due diligence framework.

Due Diligence Measures Performed

Through the RCOI process, our suppliers provided us with over 1,000 purported smelter and refiner names.  We evaluated and conducted due diligence in respect of these names and our in-scope Ventev products, and after eliminating known non-metal processors and duplicate names, identified 270 smelters and refiners as potential sources of conflict minerals used in our in-scope products.

In order to validate the information provided for these smelters and refiners, including their location and conflict minerals sourcing, TESSCO engaged a qualified independent third party with expertise in conflict minerals compliance, to provide data enrichment and verification services. This third party service provider reevaluated whether the companies identified by TESSCO’s suppliers were in fact metal processors (smelters, refiners, and recyclers of conflict minerals); assessed the risk that those processors sourced conflict minerals from the Covered Countries; determined the location of the metal processors and the country of origin of conflict minerals processed by the metal processors; and matched the metal processors against available lists of processors that have been certified by internationally accepted audit standards, such as the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program list or an equivalent third-party audit program.  If a metal processor was not certified as conflict free, the third party service provider contacted the processor to gain more information about its sourcing practices.

Determination

TESSCO’s due diligence measures identified 270 metal processors as possible sources of conflict minerals contained in in-scope Ventev® products for calendar year 2015. Of these 270 metal processors, we believe 205 did not process conflict minerals originating in the Covered Countries. Twenty of the remaining 65 metal processors have not to our knowledge undertaken a third-party audit, and we were unable to determine their conflict mineral sourcing.  Forty-five of the remaining 65 metal processors were identified as possible sources of conflict minerals originating from the Covered Countries (see Table 1).  All but one of these 45 were verified as compliant with the CFSI’s Conflict-Free Smelter Program or an equivalent third-party audit program.

Not all of TESSCO’s suppliers were able to provide smelter or refiner information. Due to our limited access to manufacturing supply chain information, we were unable to determine the source and chain of custody of conflict minerals in products purchased or manufactured by those of our suppliers not providing smelter or refiner information.  Accordingly, we do not have sufficient information to determine the country of origin of all conflict minerals found in our in-scope Ventev® products, the facilities used in the production of such conflict minerals, or the mine or location of origin.

Risk Mitigation/Future Due Diligence Measures

TESSCO continued to improve its RCOI process and due diligence measures in 2015.  A larger number of our suppliers responded to our RCOI and in many cases we received better data on smelters and refiners.  We believe the increase in the number and quality of responses from suppliers was, in large part, due to our comprehensive supplier engagement efforts.  The third party service provider was also able to provide more detailed and enriched data during the due diligence process.

TESSCO has a continuous improvement plan that describes steps to be taken to mitigate the risk that its necessary conflict minerals benefit armed groups in the Covered Countries. Included in these are the following steps, among others, to continue to improve our due diligence measures:

•	Continue to assess the risks in our Ventev® supply chain of conflict minerals sourced from Covered Countries.
•	Continue to influence Ventev® sourcing practices to encourage the use of conflict free compliant sources.
•	Continue to engage suppliers during the year to communicate TESSCO’s expectations and timelines.
•	Continue to enhance training materials for suppliers.
•	Continue to work with third party service providers to review and validate our supplier RCOI responses.

Table 1

Following is a list of facilities which may have processed conflict minerals found in in-scope Ventev® products, which originated or TESSCO has reason to believe may have originated in Covered Countries.

Metal	Smelter or Refiner Name
Gold	AngloGold Ashanti Córrego do Sítio Mineração
Gold	Argor-Heraeus SA
Gold	CCR Refinery - Glencore Canada Corporation
Gold	Heimerle + Meule GmbH
Gold	Heraeus Ltd. Hong Kong
Gold	LS-NIKKO Copper Inc.
Gold	Metalor Technologies (Suzhou) Co Ltd
Gold	Nadir Metal Rafineri San. Ve Tic. A.
Gold	Nihon Material Co., Ltd.
Gold	PAMP SA
Gold	PX PrŽcinox SA
Gold	Rand Refinery (Pty) Ltd.
Gold	Tanaka Kikinzoku Kogyo K.K.
Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation
Tantalum	Conghua Tantalum and Niobium Smeltry
Tantalum	Duoluoshan
Tantalum	Global Advanced Metals Boyertown
Tantalum	H.C. Starck Co., Ltd.
Tantalum	H.C. Starck GmbH Goslar
Tantalum	H.C. Starck GmbH Laufenburg
Tantalum	H.C. Starck Hermsdorf GmbH
Tantalum	H.C. Starck Inc.
Tantalum	H.C. Starck Ltd.
Tantalum	Hi-Temp Specialty Metals, Inc.
Tantalum	Jiujiang Tanbre Co., Ltd.
Tantalum	KEMET Blue Metals
Tantalum	Kemet Blue Powder
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.
Tantalum	Ulba Metallurgical Plant JSC
Tantalum	Zhuzhou Cemented Carbide
Tin	China Tin Group Co., Ltd.
Tin	CV United Smelting
Tin	EM Vinto
Tin	Malaysia Smelting Corporation (MSC)
Tin	Minsur
Tin	Operaciones Metalurgical S.A.
Tin	PT Bukit Timah
Tin	PT DS Jaya Abadi
Tin	PT Stanindo Inti Perkasa
Tin	PT Timah (Persero) Tbk Mentok
Tin	Thaisarco
Tin	Yunnan Tin Group (Holding) Company Limited
Tungsten	H.C. Starck GmbH

Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.
Tungsten	Xiamen Tungsten Co., Ltd.

Countries of origin of the conflict minerals these facilities process are believed to include:  Angola, Burundi, DRC-Congo (Kinshasa), Mozambique, Rwanda, South Africa, Tanzania, United Arab Emirates, and Zambia